7 August 2003

Issued on behalf of Reed Elsevier PLC

FINANCIAL HIGHLIGHTS

for the six months ended 30 June 2003

Reed Elsevier combined businesses

Year ended 31 December			Six months ended 30 June		Six months ended 30 June		Change at constant currencies %
2002 £m	2002 €m		2003 £m	2002 £m	2003 €m	2002 €m

		Reported figures
5,020	7,982	Turnover	2,345	2,467	3,424	3,972	–
507	806	Operating profit	247	198	361	319	+48%
289	460	Profit before taxation	216	100	315	161	+118%
2,732	4,180	Net borrowings	2,923	3,296	4,209	5,076

		Adjusted figures
1,133	1,801	Operating profit	496	505	724	813	–
23%	23%	Operating margin	21%	21%	21%	21%	–
927	1,474	Profit before taxation	408	398	596	641	+3%
1,010	1,606	Operating cash flow	177	160	258	258	+6%
89%	89%	Operating cash flow conversion	36%	32%	36%	32%
5.5	5.5	Interest cover (times)	5.6	4.7	5.6	4.7

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Adjusted figures, which exclude the amortisation of goodwill and intangible assets and exceptional items, are used by Reed Elsevier as additional performance measures. A reconciliation between the reported and adjusted figures is provided in note 5 to the combined financial information.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2002 full year average rates.

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Parent companies

Reed Elsevier PLC

Year ended 31 December		Six months ended 30 June			Change at constant currencies %
2002 £m		2003 £m	2002 £m	Change %

89	Reported profit attributable	49	49
361	Adjusted profit attributable	159	155	+3%	+3%

7.0p	Reported earnings per share	3.9p	3.9p
28.5p	Adjusted earnings per share	12.6p	12.3p	+2%	+3%
11.2p	Dividend per share	3.3p	3.2p	+3%

Reed Elsevier NV

Year ended 31 December		Six months ended 30 June			Change at constant currencies %
2002 €m		2003 €m	2002 €m	Change %

144	Reported profit attributable	71	78
542	Adjusted profit attributable	219	236	–7%	+3%

€0.18	Reported earnings per share	€0.09	€0.10
€0.69	Adjusted earnings per share	€0.28	€0.30	–7%	+3%
€0.30	Dividend per share	€0.08	€0.09	–11%

The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective interests in the Reed Elsevier combined businesses. Adjusted figures, excluding the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

The first half of 2003 saw continued good progress across the business despite the challenging economic environment. The Science & Medical and Legal businesses are performing well, with revenue growth ahead of their markets. The Education business is well positioned for the important second half, when most of its sales and profits arise, albeit in a weak market. The Business division has shown continued resilience in depressed markets.

Underlying margin improvement is being delivered by firm action on costs, whilst maintaining investment levels in new product development and sales and marketing initiatives.

Our goal of above market revenue growth and double digit adjusted earnings per share growth at constant currencies remains unchanged and, absent a marked deterioration in market conditions, we are on track to deliver this again in 2003.

Financial Results

In the six months to 30 June 2003, revenues were down 5% to £2,345m/14% to €3,424m. At constant exchange rates, revenues were flat. Adjusted pre-tax profits were 3% higher at £408m/7% lower at €596m. At constant exchange rates, adjusted pre tax profits were 3% higher. Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Reed Elsevier’s first half results are unrepresentative of the year as a whole due to the second half weighting of the Education business and of the medical book publishing programme which coincides with the start of the academic year. In 2003, the first half reported results are also significantly affected by the impact of the decline of the US dollar on translation of the results of our US businesses into sterling and, in particular, into euros. This translation effect does not however have any impact on the underlying performance of the businesses.

Underlying revenues, excluding acquisitions and disposals and currency translation, were 1% lower, with an underlying decline of 6% in the Business division and in the Education business where delays in educational spending have made the second half weighting even more pronounced. Underlying adjusted operating profits were similarly 1% lower, with underlying margin improvement in Science & Medical and Legal offset by the effect of the cycling of exhibition joint ventures and the seasonality within Education. Overall adjusted operating margin at 21.2% was 0.7 percentage points ahead, largely due to currency translation effects.

The Science & Medical business, Elsevier, continues to perform well and is on course for another good year. Revenues and adjusted operating profits were up 4% and 5% respectively at constant exchange rates before acquisitions. Subscription renewals are strong and there is continued good growth in online sales. Revenue and profit growth will accelerate in the second half with a strong 2003 book publishing programme and continued growth in electronic product sales.

The Legal business, LexisNexis, has continued to perform well in markets that are seeing somewhat slower growth. Underlying revenues and adjusted operating profit growth was 2% and 13% respectively at constant exchange rates. Growth in the US and other markets has been held back in particular by the decline in corporate markets which have been most affected by the economic slowdown. LexisNexis continues, we believe, to outperform in US legal markets with underlying revenue growth of 3% in the first half, driven by good growth in online subscriptions particularly in the small law firm market. The cost actions taken in 2002 together with the continued focus on managing costs are delivering satisfactory margin improvement, particularly in the first half.

The Education business, Harcourt Education, has had more success in the first half than is reflected in the results, with the usual weighting of sales and profits to the second half compounded by the deferral of schools spending into the second half. The US K-12 Schools business performed strongly in US state textbook adoptions which will come through as sales in the second half. Revenues and adjusted operating profits were respectively 6% and 35% lower at constant exchange rates before acquisitions and disposals. The decline in underlying revenues was largely a result of the loss of the California State testing contract flagged last year, and the lower operating profits reflect year on year differences in the timing of sales and investment. Harcourt Education can expect to perform well in the second half, although any market growth this year is uncertain and there could be a small decline.

In the Business division, Reed Business, advertising markets remain difficult and, in the first half, the exhibitions business has been impacted by the war in Iraq, the SARS outbreak, weak economic conditions and the net cycling out of non-annual shows. Underlying revenues and adjusted operating profits were 6% and 12% lower respectively at constant exchange rates. Tight cost control has largely protected margins other than the effect of joint venture exhibitions cycling out. The second half should see a less demanding revenue comparison and some margin improvement for Reed Business to deliver the modest decline in underlying revenue and profitability for the year previously indicated.

Amortisation of goodwill and intangible assets at £226m/€329m was £50m/€115m lower than in the prior first half, principally as a result of currency translation effects and some past acquisitions becoming fully amortised. Exceptional pre tax gains of £34m/€48m reflect net profit on disposals less acquisition related integration and other restructuring costs of £23m/€34m.

The reported profit before tax, including amortisation of goodwill and intangible assets and exceptional items, was £216m/€315m, which compares with £100m/€161m in the 2002 first half. The reported attributable profit of £97m/€142m was similar to that reported in the first half 2002 of £97m/€156m which included exceptional prior year tax credits.

Further information on performance is set out in the Operating and Financial Review.

Business Progress

Throughout the first half, we have continued to rigorously execute on our strategy whilst managing the business through a challenging economic environment. Although the fundamentals of our strategy are unchanged, the emphasis is moving more sharply now towards product innovation and market expansion to drive superior revenue growth.

Investment in the ScienceDirect web service is being stepped up to add new content and innovative product features to address new opportunities as institutions migrate online. The building of the LexisNexis global delivery platform is making good progress and will start being rolled out across individual markets, significantly improving functionality, service and efficiency. In Education, investment is being made in assessment and learning technologies, to improve teaching effectiveness and educational outcomes. In Business, new online information services are driving growth in subscriptions and related advertising.

Bolt-on acquisitions are also playing an important role in expanding our services and accelerating growth, and this year include: the Holtzbrinck STM publishing business in Germany, adding to our international Health Sciences business with high quality German language medical publishing and strong local marketing and distribution channels for versioned international content; the Dolan Media public records business aimed at the credit market which fits well with the fast growing LexisNexis risk solutions business; Applied Discovery Inc providing high growth electronic legal discovery applications for US litigation lawyers. All three acquisitions are in strong growth sectors and are demonstrating good revenue growth.

Strong revenue growth across the business will require recovery in our markets, however we are not prepared to wait for this to improve our revenue performance. Although our earnings objectives are demanding, investment levels are being maintained or increased. The focus continues on improving cost efficiency to release further funds for this investment.

Parent Company Earnings and Dividends

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, the adjusted earnings per share were respectively up 2% at 12.6p and down 7% at €0.28. At constant rates of exchange, this represents an increase of 3%. The reported earnings per share, including the amortisation of goodwill and intangible assets and exceptional items, was for Reed Elsevier PLC 3.9p (2002: 3.9p) and for Reed Elsevier NV shareholders €0.09 (2002: €0.10).

The equalised interim dividends are 3.3p, up 3%, for Reed Elsevier PLC and €0.08, 11% lower, for Reed Elsevier NV. The difference in dividend growth rates reflects the impact of the significant appreciation of the euro against sterling since last year’s interim dividend declaration.

Outlook

We are encouraged by the first half performance. Our businesses are performing well in their respective markets with the focus on investing in further revenue growth, driving new sales and tightly managing costs.

Although each of our markets is affected in varying degrees by the challenging economic environment, our business remains strong and is showing good growth momentum. Absent any marked deterioration in our markets, we expect to deliver on our targets of above market revenue growth and double digit adjusted earnings per share growth at constant currencies for 2003.

Morris Tabaksblat,	Crispin Davis,
Chairman	Chief Executive Officer

OPERATING AND FINANCIAL REVIEW

Review of operations

Year ended 31 December			Six months ended 30 June		Six months ended 30 June		Change at constant currencies %
2002 £m	2002 €m		2003 £m	2002 £m	2003 €m	2002 €m

		Turnover
1,295	2,059	Science & Medical	646	623	943	1,003	+6%
1,349	2,145	Legal	643	670	939	1,079	+4%
993	1,579	Education	387	449	565	723	–5%
1,383	2,199	Business	669	725	977	1,167	–6%

5,020	7,982	Total	2,345	2,467	3,424	3,972	–

		Adjusted operating profit
429	682	Science & Medical	219	202	320	325	+5%
287	456	Legal	133	122	194	197	+17%
183	291	Education	29	48	42	77	–32%
234	372	Business	115	133	168	214	–12%

1,133	1,801	Total	496	505	724	813	–

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2002 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

Science & Medical

	Six months ended 30 June		Six months ended 30 June		Change at constant currencies %
	2003 £m	2002 £m	2003 €m	2002 €m

Turnover
Elsevier
Science & Technology	388	375	566	604	+4%
Health Sciences	258	248	377	399	+9%

Total	646	623	943	1,003	+6%

Adjusted operating profit	219	202	320	325	+5%

Operating margin	33.9%	32.4%	33.9%	32.4%	+1.5pts

The Elsevier business continues to perform well. Strong subscription renewals and growing online sales drive revenue growth in Science & Technology and a strong book publishing programme should deliver good growth in Health Sciences in the second half.

Revenues and adjusted operating profits increased by 6% and 5% respectively at constant exchange rates, or 4% and 5% excluding the Holtzbrinck STM business acquired at the beginning of the year. Revenue and profit growth will accelerate in the second half with a strong book publishing programme and continued good growth in electronic product sales.

The Science & Technology division saw underlying revenue growth of 4%, with strong subscription renewals and growing online sales, including backfiles and subject collections, in the core journals and ScienceDirect business. Phasing of the frontlist books programme as well as of new licence sales at MDL and Endeavor will favour revenue growth in the second half. Migration to e-only contracts has continued to accelerate, which, whilst generating lower revenue than a combined print and electronic sale, has a positive impact on operational efficiency.

The ScienceDirect service continues to make excellent progress. The number of full text articles now available in ScienceDirect is 4.5 million, which compares with 3.3 million at the beginning of the year and reflects new publishing and good progress digitising the archive, or backfiles, for ScienceDirect distribution. The penetration is now nearly 75% by subscriber value, before taking into account the former subscriptions to the Harcourt IDEAL platform which has been migrated to ScienceDirect. Usage continues to grow strongly, with total article downloads in the twelve months to 30 June 2003 nearly double those in the preceding year. Additional investment is being made in new content services as well as on further customisation of services.

In Health Sciences, underlying revenue growth was 3% with the majority of new publishing arising in the second half. Good growth was seen in the medical journals programme and the MD Consult web service, whereas the market demand from the pharmaceutical industry for sponsored projects and conferences was weaker. Good growth in backlist book sales reflected the strength of the nursing and healthcare markets. The medical book publishing programme has been well received to date and is expected to accelerate growth in the second half.

Operating margins at 33.9% were 1.5 percentage points ahead of the prior first half, mostly reflecting the impact of currency translation on the business mix, less dilution from the acquisition of the lower margin Holtzbrinck STM business.  Underlying margins were up 0.3 percentage points, with further improvement expected in the second half reflecting the phasing of sales growth in the year. In the first half, the further benefits of the integration of the Harcourt STM business is mostly balanced by increased investment.

The second half will see an acceleration in sales growth with strong new publishing. This together with operational gearing and tight cost management, should ensure another good performance for the Elsevier business.

Legal

	Six months ended 30 June		Six months ended 30 June		Change at constant currencies %
	2003 £m	2002 £m	2003 €m	2002 €m

Turnover
LexisNexis
North America	494	534	721	860	+3%
International	149	136	218	219	+7%

Total	643	670	939	1,079	+4%

Adjusted operating profit	133	122	194	197	+17%

Operating margin	20.7%	18.2%	20.7%	18.2%	+2.5pts

The LexisNexis business has continued to perform well in markets seeing slower growth. The US legal business is, we believe, performing ahead of the market, whilst the continued slowdown within US corporate and federal markets for corporate business information has been offset by the stronger growth in the risk solutions business. Continued investment has been made in new online services whilst good progress is made in improving margins.

Revenues and adjusted operating profits increased by 4% and 17% respectively at constant exchange rates, or 2% and 13% excluding acquisitions and disposals. LexisNexis North America saw underlying growth of 2% held back by the impact of the economic slowdown, particularly in corporate markets. Outside the US, revenue growth was also 2% with similar weakness in European corporate information markets. Operating margins at 20.7% were 2.5 percentage points ahead of the prior first half at constant exchange rates reflecting the cost actions taken in the second half of 2002 and continuing this year to fund investment. Due to the timing of these cost savings and the investment spending, the underlying margin improvement for the full year will be less than that seen in the first half.

In US Legal markets, revenues grew by 3%. Online revenue growth was 7% with continued good growth seen in the small law firm market. Print and CD sales were broadly flat as the market continues to move online. The legal directories business had a good first half with strong renewals and growth in expanded web services. In US Corporate and Federal markets, revenues were flat with strong growth in the risk solutions business offset by the reduced demand for corporate business information. Underlying operating profit growth at LexisNexis North America was 21% in the first half reflecting the cost actions taken.

LexisNexis is continuing to invest in new content and functionalities for its core products as well as in expanding its services through acquisitions. Good progress has been made in expanding coverage of annotated codes for individual states and case law summaries. The global online delivery platform is nearing completion of the first development phase, and roll out across individual markets will provide greater utility and significantly increased efficiency. Two acquisitions have recently been completed in the US expanding LexisNexis’s position in fast growing contiguous markets: Applied Discovery Inc., which is the leading provider in the US of electronic discovery services, enabling online retrieval and review of documents required in the discovery phase of litigation, antitrust reviews and government investigations; and the public records business of Dolan Media which is a leading provider of electronic public record information, including court judgements and liens, and will expand further LexisNexis’s position in the strongly growing risk management market.

The LexisNexis International businesses outside North America saw revenue and adjusted operating profits up 7% and 2% respectively at constant exchange rates. Excluding MBO Verlag, the German legal publisher acquired in 2002, underlying revenue growth was 3%. Strong growth in online sales of legal, tax and regulatory product across all major markets was mitigated by print migration and by weakness in demand in the UK for corporate news and business information. Underlying operating profits were 2% lower as investment was increased, particularly in Germany and Asia Pacific.

The second half should deliver a strong performance for the year for LexisNexis with strengthening revenue progress from new publishing and products initiatives, and margin improvements driven by increasing cost efficiency.

Education

	Six months ended 30 June		Six months ended 30 June		Change at constant currencies %
	2003 £m	2002 £m	2003 €m	2002 €m

Turnover
Harcourt Education
US Schools & Testing	321	382	469	615	–6%
International	66	67	96	108	+1%

Total	387	449	565	723	–5%

Adjusted operating profit	29	48	42	77	–32%

Operating margin	7.5%	10.7%	7.5%	10.7%	–3.2pts

The Harcourt Education business has had a successful first half, performing well in US state textbook adoptions and seeing good sales growth to non-adoption states. This positions it well for the important second half when the majority of schools purchase learning materials. The market however remains weak with education budgets under pressure and a trough in the US state textbook adoption cycle.

Revenues and adjusted operating profits were respectively 5% and 32% lower at constant exchange rates, or 6% and 35% excluding acquisitions and disposals. The first half results are not representative of the business’s performance due to the seasonality of the market, particularly in the US, which is geared towards the start of the academic year. Whilst the majority of selling expenses in the US are incurred in the first half of the year, the majority of sales are in the second half. The first half sales are also a reflection of when individual states call for product within the peak June through September sales season, and with education budgets under pressure, schools spending is likely to be even more second half weighted this year.

The US K-12 schools business saw flat revenues in the first half of the year. Strong growth in backlist sales and sales to open territories in both the Elementary and Secondary schools businesses was offset by lower revenues from new state adoptions in Elementary, due mostly to delayed spending by state districts, and in supplementary markets. Harcourt Education performed well in 2003 state adoptions, gaining the highest overall market share. With over 90% of state district adoptions now awarded, Harcourt Education has a clear No 1 position in the Elementary market and a No 1 position in Secondary although all four major publishers are believed to have around one quarter of the Secondary adoption market. Particular successes in the Elementary market were achieved in Georgia reading and in social studies in North Carolina and Texas. In the Secondary market, whilst performance in social studies was below expectation, the literature and language arts programmes maintained their leading position with successes in California and Florida and the science programme also led with a major win in Tennessee. Underlying operating profits were 19% lower reflecting the mismatch of selling expenses and higher plate amortisation costs against the sales seasonality.

The Harcourt Testing businesses saw underlying revenues decline by 27%, largely due to the loss of the California state testing contract reported last year. Revenues were also held back by state budget pressures. The new edition of the Stanford Achievement Test, which combines the power of the well established norm-reference tests with the flexibility to test state-specific criteria, has been well received in the market and is expected to drive significant long term future growth. Harcourt Assessment has won a high proportion of new state contracts awarded this year, including Nevada, New Mexico and Minnesota, which will impact in 2004. Underlying operating profits were 51% lower than in the prior first half due principally to the higher amortisation of plate spend on new publishing which is expected to generate strong sales growth in the second half.

The Harcourt Education International businesses saw revenues 1% ahead, with strong growth in the academic publishing and global library business offset by a marked reduction in the UK Primary schools market due to shortfalls in schools funding. Underlying operating profits fell by 21% due to the lower UK Primary sales and continued investment in new publishing and in expansion of the global library sales and marketing organisation. The decline in first half profitability is exaggerated due to the strong seasonal weighting of operating profits to the more significant second half.

The Harcourt Education business is well positioned to have a relatively strong performance in the second half but in a market that is facing significant pressures. Although federal funds in support of new US learning initiatives have started to be allocated, they are not expected to have a significant impact on textbook budgets this year, and the market overall is likely to be flat or show a small decline. Harcourt Education will again be looking to grow ahead of the market, although this is somewhat of a challenge given comparison against a period of significant outperformance. The cost savings programmes and continuing integration benefits should however deliver further underlying margin improvement whilst continuing investment in new publishing and electronic learning.

Business

	Six months ended 30 June		Six months ended 30 June		Change at constant currencies %
	2003 £m	2002 £m	2003 €m	2002 €m

Turnover
Reed Business Information
US	190	235	277	378	–6%
UK	112	114	164	184	–2%
Continental Europe	137	128	200	206	–7%
Reed Exhibitions	217	236	317	380	–8%
Other	13	12	19	19

Total	669	725	977	1,167	–6%

Adjusted operating profit	115	133	168	214	–12%

Operating margin	17.2%	18.3%	17.2%	18.3%	–1.1pts

The Reed Business division has continued to perform well against very difficult markets. The rate of decline of advertising markets has slowed, particularly in the US, but there is little sign of any real recovery. The Exhibitions business has been tightly managed through weak economic conditions, the war in Iraq and the SARS outbreak. Underlying margins are being maintained through firm cost management.

Revenues and adjusted operating profits were respectively 6% and 12% lower at constant exchange rates, or 6% and 12% excluding acquisitions and disposals. The magazine and information publishing business saw a revenue decline of 5% due to advertising market weakness since the 2002 first half, and the exhibitions business revenues were 8% lower, or 3% before taking account of the net cycling out of non-annual shows. Excluding cycling effects, margins were broadly flat against the prior first half reflecting the firm cost actions taken.

In the US, Reed Business Information saw revenues, excluding disposals, 6% lower than in the stronger first half in 2002. Whilst advertising markets overall remain at depressed levels, the rate of decline has slowed and, in some sectors, such as Media, there has been strong growth. There are however no signs of recovery in the Manufacturing and Electronics sectors and the Construction sector is now seeing late cycle effects. Investment in product quality has continued together with strong discipline in yield management. The cost actions taken last year and in early 2003 are reflected in an improved margin, despite the lower revenues, with underlying operating profits 27% ahead.

In the UK, the underlying revenues of Reed Business Information were 2% lower, due mostly to declines in hard copy recruitment advertising across most sectors and the phasing of business directories. Strong growth was seen in online information services, which now account for over 20% of revenues. Operating profits were 7% ahead following the cost actions taken over the last year.

In Continental Europe, Reed Business Information saw underlying revenues down 6% as economic conditions weakened further. The resilience of subscription revenues in part mitigated advertising market declines which were seen across almost every sector. The regulatory information services in the Netherlands were particularly impacted by the extended period without governmental legislation. Continued action on costs improved underlying operating profits by 4%.

At Reed Exhibitions, underlying revenues were 8% lower, or 3% before the effect of the net cycling out of non-annual shows which particularly falls in the first half. Growth in Australia and Japan and in the majority of the North American shows was offset by weakness in the US manufacturing sector and in Europe particularly in the international shows. Underlying operating profits were 25% lower, or approximately 8% before the impact of the non-annual shows, including the profit contribution from joint ventures. Given the weak economic conditions in most markets and the impact on business travel of the Iraq war and the SARS outbreak, this is a very strong performance and reflects the quality of the exhibitions business and very focused management.

Reed Business’s markets remain uncertain and are not expected to see any overall recovery in the second half of the year although revenue decline should be more modest than that seen in the first half. The cost actions taken should improve margins to help mitigate the effect of the revenue decline for the year on profitability. With the market share gains achieved, improving yields and a much leaner cost base, Reed Business is well positioned to benefit as economic conditions improve.

Reed Elsevier combined businesses

Profit & Loss

The reported profit before tax for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £216m/€315m, which compares with a reported profit before tax of £100m/€161m in the 2002 first half. The increase principally reflects exceptional gains on disposal of businesses and lower goodwill and intangible asset amortisation. The reported attributable profit of £97m/€142m compares with a reported attributable profit of £97m/€156m in the first half of 2002, which included exceptional prior year tax credits.

The decline of the US dollar since the prior first half has had significant adverse translation effects on the results expressed in sterling and more particularly, in euros. The strengthening of the euro relative to sterling has compounded this adverse translation effect on the results expressed in euros, whilst mitigating the impact of translation on the results expressed in sterling. This translation effect does not however have any impact on the underlying performance of the businesses.

Turnover reduced by 5% expressed in sterling to £2,345m, and by 14% expressed in euros to €3,424m. At constant exchange rates, revenues were flat, or 1% lower than in the prior first half excluding acquisitions and disposals. The Science & Medical and Legal businesses saw underlying revenue growth of 4% and 2% respectively, which was more than offset by the 6% decline in the Business division and in the Education business. The revenue decline in the Education business in particular is unrepresentative of performance for the year due to the significant weighting of sales to the second half and changes in the timing of shipments to US schools ahead of the academic year.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were down 2% expressed in sterling to £496m, and by 11% expressed in euros at €724m. At constant exchange rates, adjusted operating profits were flat, or 1% lower excluding acquisitions and disposals. Adjusted operating margin at 21.2% was 0.7 percentage points ahead, largely due to currency translation effects. Underlying margin improvement was masked by the seasonality in Education and the cycling of exhibition joint ventures.

The amortisation charge for goodwill and intangible assets amounted to £226m/€329m, down £50m/€115m on the comparative period, principally as a result of translation effects and some past acquisitions becoming fully amortised.

Exceptional items showed a pre-tax gain of £34m/€48m (2002: £22m/€36m charge) comprising a £57m/€82m net gain on disposals of businesses and fixed asset investments, partly offset by £15m/€22m of Harcourt and other acquisition integration and related costs and a £8m/€12m charge in respect of restructuring actions. After a tax charge of £9m/€12m (2002: £95m/€153m credit, mostly in respect of prior year disposals), exceptional items showed a post-tax gain of £25m/€36m (2002: £73m/€117m).

Net interest expense, at £88m/€128m, was £19m/€44m lower than in the corresponding first half, reflecting the benefit of 2002 free cash flow, lower interest rates and currency translation effects.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £408m/€596m were up 3% on the 2002 first half expressed in sterling, and 7% lower expressed in euros. At constant exchange rates, adjusted profits before tax were up 3%.

The effective tax rate on adjusted earnings was little changed at 26%. The adjusted profit attributable to shareholders of £300m/€438m was up 2% expressed in sterling, 7% lower expressed in euros, and up 3% at constant exchange rates.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £177m/€258m, £17m/€nil higher than in the prior first half. The substantial majority of Reed Elsevier annual operating cash flows normally arises in the second half of the year due to the timing of subscription and other advance receipts and working capital movements. The Harcourt Education businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the peak sales period in June through September, and after which there is substantial cash inflow in the second half. The rate of conversion of operating profits into cash flow in the first half of 36% (2002: 32%) reflects this. In the twelve months to 30 June 2003, the cashflow conversion rate was 90% (2002: 84%) reflecting improved working capital management and timing of capital expenditures.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £214m/€313m outflow (2002: £226m/€364m outflow) principally reflecting the seasonal working capital requirements of the businesses. Due to the phasing of operating cash flows and dividend payments, the free cash flow for the year arises in the second half.

Exceptional net inflows of £48m/€71m include £89m/€130m proceeds from the sale of businesses and fixed asset investments, principally LexisNexis Document Solutions, and £9m/€14m of reduced tax payments, less exceptional acquisition related and other restructuring payments of £50m/€73m. Spend on acquisitions was £76m/€111m, including £11m/€16m of payments in respect of prior year acquisitions. An amount of £62m/€91m was capitalised as acquired goodwill and intangible assets.

Net borrowings at 30 June 2003 were £2,923m/€4,209m, an increase of £191m/€29m since 31 December 2002, reflecting the free cash outflow and acquisition spend in the first half, less net exceptional inflows and favourable exchange translation effects which reduced reported net borrowings by £71m/€353m.

Parent companies

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share, excluding the amortisation of goodwill and intangible assets and exceptional items, were respectively up 2% at 12.6p (2002: 12.3p) and 7% lower at €0.28 (2002: €0.30). The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 3% over the previous half year. The reported earnings per share, including the amortisation of goodwill and intangible assets and exceptional items, for Reed Elsevier PLC shareholders was 3.9p (2002: 3.9p) and for Reed Elsevier NV shareholders was €0.09 (2002: €0.10). The equalised interim dividends are 3.3p per share, an increase of 3%, for Reed Elsevier PLC and €0.08 per share, a reduction of 11%, for Reed Elsevier NV. The difference in dividend growth rates reflects the impact of the significant appreciation of the euro against sterling since last year’s interim dividend declaration.

FORWARD LOOKING STATEMENTS
The Interim Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights; and the impact of technological change.

COMBINED FINANCIAL INFORMATION

Combined profit and loss account

For the six months ended 30 June 2003

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

		Turnover
5,094	8,099	Including share of turnover of joint ventures	2,392	2,512	3,492	4,044
(74)	(117)	Less: share of turnover of joint ventures	(47)	(45)	(68)	(72)

5,020	7,982		2,345	2,467	3,424	3,972
5,020	7,982	Continuing operations before acquisitions	2,326	2,467	3,396	3,972
–	–	Acquisitions	19	–	28	–
(1,794)	(2,852)	Cost of sales	(819)	(906)	(1,196)	(1,459)

3,226	5,130	Gross profit	1,526	1,561	2,228	2,513
(2,736)	(4,351)	Operating expenses	(1,290)	(1,378)	(1,883)	(2,218)
(2,113)	(3,361)	Before amortisation and exceptional items	(1,042)	(1,073)	(1,521)	(1,727)
(524)	(833)	Amortisation of goodwill and intangible assets	(225)	(274)	(328)	(441)
(99)	(157)	Exceptional items	(23)	(31)	(34)	(50)

490	779	Operating profit (before joint ventures)	236	183	345	295
490	779	Continuing operations before acquisitions	238	183	348	295
–	–	Acquisitions	(2)	–	(3)	–
17	27	Share of operating profit of joint ventures	11	15	16	24

507	806	Operating profit including joint ventures	247	198	361	319
		Non operating exceptional items
(12)	(19)	Net profit/(loss) on disposal of businesses and fixed asset investments	57	9	82	14

495	787	Profit on ordinary activities before interest	304	207	443	333
(206)	(327)	Net interest expense	(88)	(107)	(128)	(172)

289	460	Profit on ordinary activities before taxation	216	100	315	161
(107)	(171)	Tax on profit on ordinary activities	(118)	(3)	(171)	(5)
(229)	(365)	Before exceptional items	(109)	(98)	(159)	(158)
122	194	Exceptional items	(9)	95	(12)	153

182	289	Profit on ordinary activities after taxation	98	97	144	156
(1)	(1)	Minority interests	(1)	–	(2)	–

181	288	Profit attributable to parent companies’ shareholders	97	97	142	156
(282)	(448)	Equity dividends paid and proposed	(82)	(82)	(120)	(132)

(101)	(160)	Retained profit/(loss) taken to combined reserves	15	15	22	24

Adjusted figures

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

1,133	1,801	Adjusted operating profit	496	505	724	813
927	1,474	Adjusted profit before tax	408	398	596	641
682	1,084	Adjusted profit attributable to parent companies’ shareholders	300	293	438	472

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures, and are reconciled to the reported figures in note 5 to the combined financial information.

Combined cash flow statement

For the six months ended 30 June 2003

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

		Net cash inflow from operating activities before
1,154	1,835	exceptional items	240	245	350	395
(119)	(190)	Payments relating to operating exceptional items	(50)	(53)	(73)	(85)

1,035	1,645	Net cash inflow from operating activities	190	192	277	310

13	21	Dividends received from joint ventures	10	5	15	8

25	40	Interest and similar income received	8	26	12	42
(230)	(366)	Interest and similar charges paid	(93)	(134)	(136)	(216)

(205)	(326)	Returns on investments and servicing of finance	(85)	(108)	(124)	(174)

(154)	(245)	Taxation before exceptional items	(97)	(88)	(142)	(142)
20	32	Exceptional items	9	16	14	26

(134)	(213)	Taxation	(88)	(72)	(128)	(116)

(163)	(259)	Purchase of tangible fixed assets	(74)	(94)	(108)	(151)
(9)	(14)	Purchase of fixed asset investments	(21)	(2)	(30)	(3)
6	9	Proceeds from sale of tangible fixed assets	1	4	1	6
118	188	Exceptional proceeds from disposal of fixed asset investments	16	113	23	182

(48)	(76)	Capital expenditure and financial investment	(78)	21	(114)	34

(184)	(293)	Acquisitions	(76)	(88)	(111)	(142)
(12)	(19)	Exceptional net proceeds/(costs) from disposal of businesses	73	–	107	–

(196)	(312)	Acquisitions and disposals	(3)	(88)	(4)	(142)

(273)	(434)	Equity dividends paid to shareholders of the parent companies	(209)	(190)	(305)	(306)

192	305	Cash (outflow)/inflow before changes in short term investments and financing	(263)	(240)	(383)	(386)
(55)	(88)	Decrease/(increase) in short term investments	285	(25)	416	(40)
(65)	(103)	Financing	(59)	269	(86)	432

72	114	(Decrease)/increase in cash	(37)	4	(53)	6

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

Adjusted figures

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

1,010	1,606	Adjusted operating cash flow	177	160	258	258
89%	89%	Adjusted operating cash flow conversion	36%	32%	36%	32%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds, and is reconciled to the reported figures in note 5 to the combined financial information. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

Combined statement of total recognised gains and losses

For the six months ended 30 June 2003

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

181	288	Profit attributable to parent companies’ shareholders	97	97	142	156
(187)	(604)	Exchange translation differences	(65)	(97)	(333)	(443)

(6)	(316)	Total recognised gains and losses for the period	32	–	(191)	(287)

Combined shareholders’ funds reconciliation

For the six months ended 30 June 2003

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

181	288	Profit attributable to parent companies’ shareholders	97	97	142	156
(282)	(448)	Equity dividends paid and proposed	(82)	(82)	(120)	(132)
30	48	Issue of ordinary shares, net of expenses	7	24	10	38
(187)	(604)	Exchange translation differences	(65)	(97)	(333)	(443)

(258)	(716)	Net decrease in combined shareholders’ funds	(43)	(58)	(301)	(381)
2,917	4,784	Combined shareholders’ funds at the beginning of the period	2,659	2,917	4,068	4,784

2,659	4,068	Combined shareholders’ funds at the end of the period	2,616	2,859	3,767	4,403

Summary combined balance sheet

As at 30 June 2003

As at 31 December			As at 30 June		As at 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

5,814	8,895	Goodwill and intangible assets	5,541	6,210	7,979	9,563
624	955	Tangible fixed assets and investments	632	657	910	1,012

6,438	9,850	Fixed assets	6,173	6,867	8,889	10,575

500	765	Inventories and pre-publication costs	551	558	793	859
923	1,412	Debtors – amounts falling due within one year	1,026	1,048	1,478	1,615
321	491	Debtors – amounts falling due after more than one year	313	428	451	659
570	872	Cash and short term investments	257	473	370	728

2,314	3,540	Current assets	2,147	2,507	3,092	3,861
(3,629)	(5,552)	Creditors: amounts falling due within one year	(3,194)	(4,002)	(4,600)	(6,163)

(1,315)	(2,012)	Net current liabilities	(1,047)	(1,495)	(1,508)	(2,302)

5,123	7,838	Total assets less current liabilities	5,126	5,372	7,381	8,273
(2,270)	(3,473)	Creditors: amounts falling due after more than one year	(2,310)	(2,300)	(3,326)	(3,542)
(187)	(286)	Provisions for liabilities and charges	(189)	(207)	(272)	(319)
(7)	(11)	Minority interests	(11)	(6)	(16)	(9)

2,659	4,068	Combined shareholders’ funds	2,616	2,859	3,767	4,403

2,732	4,180	Net borrowings	2,923	3,296	4,209	5,076

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 6 August 2003.

NOTES TO THE COMBINED FINANCIAL INFORMATION

1.	Basis of preparation

The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).

The combined financial information has been prepared on the basis of the accounting policies set out in the Reed Elsevier Annual Reports and Financial Statements 2002. These accounting policies are in accordance with applicable UK Generally Accepted Accounting Principles (GAAP), which are required to be adopted by UK companies for the preparation of financial statements. Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pension accounting, UK and Dutch GAAP have diverged such that the Reed Elsevier accounting policies, which previously have been in accordance with both UK and Dutch GAAP, no longer accord with Dutch GAAP. Under Article 362.1 of Part 9, Book 2 of the Dutch Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been so adopted ensuring consistency with the prior year of the accounting policies applied in the combined financial information.

The combined financial information is unaudited but has been reviewed by the auditors and their report to the boards of Reed Elsevier PLC and Reed Elsevier NV is set out on page 26. The financial information for the year ended 31 December 2002 has been abridged from the audited combined financial statements for that year, which received an unqualified audit report.

2.	Segment analysis

Turnover

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

		Business segment
1,295	2,059	Science & Medical	646	623	943	1,003
1,349	2,145	Legal	643	670	939	1,079
993	1,579	Education	387	449	565	723
1,383	2,199	Business	669	725	977	1,167

5,020	7,982	Total	2,345	2,467	3,424	3,972

		Geographical origin
3,158	5,021	North America	1,364	1,568	1,992	2,524
782	1,243	United Kingdom	371	369	542	594
419	666	The Netherlands	246	208	359	335
456	725	Rest of Europe	257	225	375	362
205	327	Rest of world	107	97	156	157

5,020	7,982	Total	2,345	2,467	3,424	3,972

		Geographical market
3,209	5,102	North America	1,446	1,569	2,111	2,526
551	876	United Kingdom	259	266	378	428
209	332	The Netherlands	100	102	146	164
638	1,014	Rest of Europe	342	313	500	504
413	658	Rest of world	198	217	289	350

5,020	7,982	Total	2,345	2,467	3,424	3,972

Adjusted operating profit (excluding exceptional items and amortisation)

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

		Business segment
429	682	Science & Medical	219	202	320	325
287	456	Legal	133	122	194	197
183	291	Education	29	48	42	77
234	372	Business	115	133	168	214

1,133	1,801	Total	496	505	724	813

		Geographical origin
616	979	North America	226	251	330	404
190	302	United Kingdom	82	89	120	143
169	269	The Netherlands	110	89	160	143
119	189	Rest of Europe	60	58	88	93
39	62	Rest of world	18	18	26	30

1,133	1,801	Total	496	505	724	813

Operating profit (including exceptional items and amortisation)

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

		Business segment
294	467	Science & Medical	179	130	262	209
61	97	Legal	35	17	51	27
102	162	Education	(11)	7	(16)	11
50	80	Business	44	44	64	72

507	806	Total	247	198	361	319

		Geographical origin
142	226	North America	40	5	58	8
129	205	United Kingdom	62	65	91	105
153	243	The Netherlands	99	81	145	131
55	87	Rest of Europe	32	33	47	53
28	45	Rest of world	14	14	20	22

507	806	Total	247	198	361	319

3.	Exceptional items

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

(42)	(67)	Reorganisation costs	(8)	(9)	(12)	(14)
(57)	(90)	Acquisition related costs	(15)	(22)	(22)	(36)

(99)	(157)	Charged to operating profit	(23)	(31)	(34)	(50)
(12)	(19)	Net profit/(loss) on disposal of businesses and fixed asset investments	57	9	82	14

(111)	(176)	Exceptional credit/(charge) before tax	34	(22)	48	(36)
122	194	Net tax (charge)/credit	(9)	95	(12)	153

11	18	Total exceptional credit	25	73	36	117

The net profit on disposal of businesses and fixed asset investments in 2003 principally relates to the sale of LexisNexis Document Solutions.

4.	Combined cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

490	779	Operating profit (before joint ventures)	236	183	345	295
99	157	Exceptional charges to operating profit	23	31	34	50

589	936	Operating profit before exceptional items	259	214	379	345

524	833	Amortisation of goodwill and intangible assets	225	274	328	441
136	216	Depreciation	67	66	98	106

660	1,049	Total non cash items	292	340	426	547

(95)	(150)	Movement in working capital	(311)	(309)	(455)	(497)

1,154	1,835	Net cash inflow from operating activities before exceptional items	240	245	350	395
(119)	(190)	Payments relating to operating exceptional items	(50)	(53)	(73)	(85)

1,035	1,645	Net cash inflow from operating activities	190	192	277	310

Reconciliation of net borrowings

Year ended 31 December			Short term		Six months ended 30 June
2002		Cash	investments	Borrowings	2003	2002
£m		£m	£m	£m	£m	£m

(3,229)	Net borrowings at the beginning of the period	169	401	(3,302)	(2,732)	(3,229)
72	(Decrease)/increase in cash	(37)	–	–	(37)	4
55	(Decrease)/increase in short term investments	–	(285)	–	(285)	25
95	Decrease/(increase) in borrowings	–	–	66	66	(245)

222	Change in net borrowings resulting from cash flows	(37)	(285)	66	(256)	(216)

(16)	Inception of finance leases	–	–	(6)	(6)	(9)
291	Exchange translation differences	3	6	62	71	158

(2,732)	Net borrowings at the end of the period	135	122	(3,180)	(2,923)	(3,296)

Year ended 31 December			Short term		Six months ended 30 June
2002		Cash	investments	Borrowings	2003	2002
€m		€m	€m	€m	€m	€m

(5,296)	Net borrowings at the beginning of the period	259	613	(5,052)	(4,180)	(5,296)
114	(Decrease)/increase in cash	(53)	–	–	(53)	6
88	(Decrease)/increase in short term investments	–	(416)	–	(416)	40
151	Decrease/(increase) in borrowings	–	–	96	96	(394)

353	Change in net borrowings resulting from cash flows	(53)	(416)	96	(373)	(348)

(25)	Inception of finance leases	–	–	(9)	(9)	(14)
788	Exchange translation differences	(12)	(21)	386	353	582

(4,180)	Net borrowings at the end of the period	194	176	(4,579)	(4,209)	(5,076)

5.	Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

507	806	Operating profit including joint ventures	247	198	361	319
		Adjustments:
527	838	Amortisation of goodwill and intangible assets	226	276	329	444
42	67	Reorganisation costs	8	9	12	14
57	90	Acquisition related costs	15	22	22	36

1,133	1,801	Adjusted operating profit	496	505	724	813

289	460	Profit before tax	216	100	315	161
		Adjustments:
527	838	Amortisation of goodwill and intangible assets	226	276	329	444
42	67	Reorganisation costs	8	9	12	14
57	90	Acquisition related costs	15	22	22	36
12	19	Net (profit)/loss on disposal of businesses and fixed asset investments	(57)	(9)	(82)	(14)

927	1,474	Adjusted profit before tax	408	398	596	641

181	288	Profit attributable to parent companies’ shareholders	97	97	142	156
		Adjustments:
512	814	Amortisation of goodwill and intangible assets	228	269	332	433
32	51	Reorganisation costs	5	6	8	9
43	68	Acquisition related costs	7	16	10	26
		Net profit on disposal of businesses and fixed asset
(86)	(137)	investments	(37)	(95)	(54)	(152)

682	1,084	Adjusted profit attributable to parent companies’ shareholders	300	293	438	472

1,035	1,645	Net cash inflow from operating activities	190	192	277	310
13	21	Dividends received from joint ventures	10	5	15	8
(163)	(259)	Purchase of tangible fixed assets	(74)	(94)	(108)	(151)
6	9	Proceeds from sale of tangible fixed assets	1	4	1	6
119	190	Payments in relation to operating exceptional items	50	53	73	85

1,010	1,606	Adjusted operating cash flow	177	160	258	258

6.	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended 31 December 2002			Profit and loss		Balance sheet
Profit	Balance		30 June	30 June	30 June	30 June
and loss	sheet		2003	2002	2003	2002

1.59	1.53	Euro to sterling	1.46	1.61	1.44	1.54
1.50	1.60	US dollars to sterling	1.61	1.44	1.65	1.53
0.94	1.05	US dollars to euro	1.10	0.89	1.15	0.99

REED ELSEVIER PLC

Summary financial information

Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses has been shown in the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The interim figures for the six months ended 30 June 2003 and the comparative amounts to 30 June 2002 are unaudited but have been reviewed by the auditors and their report to the board of Reed Elsevier PLC is set out on page 26. The financial information for the year ended 31 December 2002 has been abridged from the financial statements for that year, which have been filed with the UK Registrar of Companies and received an unqualified audit report.

Consolidated profit and loss account

Year
ended 31 December		Six months ended 30 June
2002		2003	2002
£m		£m	£m

2,656	Share of turnover of joint ventures	1,241	1,305

(1)	Operating loss (before joint ventures)	–	(1)
	Share of operating profit of joint ventures
593	Before amortisation and exceptional items	260	266
(331)	Amortisation and exceptional items	(131)	(162)

261	Operating profit including joint ventures	129	103
(6)	Share of non operating exceptional items of joint ventures	30	5
(109)	Net interest (including share of joint ventures)	(47)	(57)

146	Profit on ordinary activities before taxation	112	51
(57)	Tax on profit on ordinary activities	(63)	(2)
(1)	UK corporation tax	–	–
(56)	Share of tax of joint ventures	(63)	(2)

89	Profit attributable to ordinary shareholders	49	49
(143)	Equity dividends paid and proposed	(42)	(41)

(54)	Retained profit/(loss) taken to reserves	7	8

7.0p	Basic earnings per share	3.9p	3.9p
7.0p	Diluted earnings per share	3.9p	3.9p
28.5p	Adjusted earnings per share	12.6p	12.3p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Dividends

The directors of Reed Elsevier PLC have declared an interim dividend of 3.3p per ordinary share (2002 interim: 3.2p per ordinary share). In 2002 the full year dividend was 11.2p per ordinary share.

Consolidated statement of total recognised gains and losses

Year
ended
31 December		Six months ended 30 June
2002		2003	2002
£m		£m	£m

89	Profit attributable to ordinary shareholders	49	49
(98)	Exchange translation differences	(34)	(51)

(9)	Total recognised gains and losses for the period	15	(2)

Consolidated cash flow statement

Year
ended 31 December		Six months ended 30 June
2002		2003	2002
£m		£m	£m

–	Net cash flow from operating activities	–	–
135	Dividends received from Reed Elsevier Group plc	102	94
3	Returns on investments and servicing of finance	1	–
(1)	Taxation	–	(2)
(135)	Equity dividends paid	(102)	(94)

2	Cash inflow/(outflow) before changes in short term investments and financing	1	(2)
(2)	Financing	(1)	2
16	Issue of ordinary shares	5	12
(18)	Increase in net funding balances to Reed Elsevier Group plc group	(6)	(10)

–	Change in net cash	–	–

Reconciliation of consolidated shareholders’ funds

Year
ended 31 December		Six months ended 30 June
2002		2003	2002
£m		£m	£m

89	Profit attributable to ordinary shareholders	49	49
(143)	Equity dividends paid and proposed	(42)	(41)
16	Issue of ordinary shares, net of expenses	5	12
(98)	Exchange translation differences	(34)	(51)
–	Equalisation adjustments	(1)	–

(136)	Net decrease in shareholders’ funds	(23)	(31)
1,543	Shareholders’ funds at the beginning of the period	1,407	1,543

1,407	Shareholders’ funds at the end of the period	1,384	1,512

Consolidated balance sheet

As at 31 December		As at 30 June
2002		2003	2002
£m		£m	£m

983	Fixed asset investment in joint ventures	894	1,031

	Current assets
573	Debtors	579	567

573		579	567
(113)	Creditors: amounts falling due within one year	(53)	(50)

460	Net current assets	526	517

1,443	Total assets less current liabilities	1,420	1,548
(36)	Creditors: amounts falling due after more than one year	(36)	(36)

1,407	Shareholders’ funds	1,384	1,512

Approved by the board of directors, 6 August 2003.

REED ELSEVIER NV

Summary financial information

Basis of preparation

The results for the six months ended 30 June 2003 reflect the Reed Elsevier NV shareholders’ 50% economic interest in the Reed Elsevier combined businesses, accounted for on an equity basis. The summary financial information has been prepared on the basis of the accounting policies set out in the Reed Elsevier Annual Reports and Financial Statements 2002, which are in accordance with UK Generally Accepted Accounting Principles (GAAP). Following changes to Dutch GAAP effective for the 2003 financial year in respect of the presentation of dividends and pensions accounting, UK GAAP and Dutch GAAP have diverged. As permitted by Article 362.1 of Part 9, Book 2 of the Dutch Civil Code, the summary financial information has, therefore, been prepared using accounting policies that are in accordance with UK GAAP ensuring consistency with the prior year of the accounting policies applied. The adoption of UK GAAP has no effect on the shareholders’ equity previously reported under Dutch GAAP.

The interim figures for the six months ended 30 June 2003 and the comparative amounts to 30 June 2002 are unaudited but have been reviewed by the auditors and their report to the boards of Reed Elsevier NV is set out on page 26. The financial information for the year ended 31 December 2002 has been abridged from the statutory accounts of Reed Elsevier NV for that year and the auditors have confirmed that their opinion on those accounts was unqualified.

Profit and loss account

Year ended 31 December		Six months ended 30 June
2002		2003	2002
€m		€m	€m

3,991	Share of turnover of joint ventures	1,712	1,986

(3)	Operating loss (before joint ventures)	(1)	(1)
	Share of operating profit of joint ventures
904	Before amortisation and exceptional items	364	408
(498)	Amortisation and exceptional items	(182)	(247)

403	Operating profit including joint ventures	181	160
(9)	Share of non operating exceptional items of joint ventures	41	7
(164)	Net interest (including share of joint ventures)	(64)	(86)

230	Profit on ordinary activities before taxation	158	81
(86)	Tax on profit on ordinary activities	(87)	(3)

144	Profit attributable to ordinary shareholders	71	78
(221)	Equity dividends paid and proposed	(59)	(66)

(77)	Retained profit/(loss) taken to reserves	12	12

€0.18	Basic earnings per share	€0.09	€0.10
€0.18	Diluted earnings per share	€0.09	€0.10
€0.69	Adjusted earnings per share	€0.28	€0.30

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Dividends

The directors of Reed Elsevier NV have declared an interim dividend of €0.08 per ordinary share (2002 interim: €0.09 per ordinary share). In 2002 the full year dividend was €0.30 per ordinary share.

Cash flow statement

Year ended 31 December		Six months ended 30 June
2002		2003	2002
€m		€m	€m

–	Net cash outflow from operating activities	–	(2)
150	Dividends received from joint ventures	150	100
6	Returns on investments and servicing of finance	2	3
(3)	Taxation	(6)	–
(222)	Equity dividends paid	(156)	(155)

(69)	Cash outflow before changes in short term investments and financing	(10)	(54)
10	Decrease/(increase) in short term investments	4	(54)
59	Financing	6	108
22	Issue of shares, net of expenses	4	19
(1)	Net increase in/(repayment of) debenture loans	1	1
38	Decrease in net funding balances to joint ventures	1	88

–	Change in net cash	–	–

Reconciliation of shareholders’ funds

Year ended 31 December		Six months ended 30 June
2002		2003	2002
€m		€m	€m

144	Profit attributable to ordinary shareholders	71	78
(221)	Equity dividends paid and proposed	(59)	(66)
22	Issue of shares, net of expenses	4	19
(303)	Exchange translation differences	(167)	(222)
–	Equalisation adjustments	1	1

(358)	Net decrease in shareholders’ funds	(150)	(190)
2,392	Shareholders’ funds at the beginning of the period	2,034	2,392

2,034	Shareholders’ funds at the end of the period	1,884	2,202

Balance sheet

As at 31 December		As at 30 June
2002		2003	2002
€m		€m	€m

2,195	Fixed asset investment in joint ventures	1,948	2,262

	Current assets
56	Debtors	55	6
15	Short term investments	11	79

71		66	85
(167)	Creditors: amounts falling due within one year	(64)	(80)

(96)	Net current assets/(liabilities)	2	5

2,099	Total assets less current liabilities	1,950	2,267
(6)	Creditors: amounts falling due after more than one year	(7)	(6)
(59)	Provisions	(59)	(59)

2,034	Shareholders’ funds	1,884	2,202

Signed by the boards of directors, 6 August 2003.

ADDITIONAL INFORMATION FOR US INVESTORS

Summary financial information in US dollars

The summary financial information is a simple translation of the Reed Elsevier combined financial information into US dollars at the stated rates of exchange. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation

Year
ended
31 December		Six months ended 30 June
2002		2003	2002
US$		US$	US$

	Sterling
1.50	Profit and loss and cash flow	1.61	1.44
1.60	Balance sheet	1.65	1.53

	Euro
0.943	Profit and loss and cash flow	1.103	0.894
1.046	Balance sheet	1.146	0.994

Profit and loss account

Year ended 31 December		Six months ended 30 June
2002		2003	2002
US$m		US$m	US$m

7,530	Net sales	3,775	3,552
1,700	Adjusted operating profit	799	727
434	Profit before tax	348	144
272	Profit attributable	156	140
1,391	Adjusted profit before tax	657	573
1,023	Adjusted profit attributable to parent companies’ shareholders	483	422

US$		US$	US$
	Basic earnings per American Depository share (ADS)
0.42	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	0.25	0.22
0.34	Reed Elsevier NV (Each ADS comprises two ordinary shares)	0.20	0.18
	Adjusted earnings per American Depository Share (ADS)
1.71	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	0.81	0.71
1.30	Reed Elsevier NV (Each ADS comprises two ordinary shares)	0.62	0.54

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV’s 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and exclude amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Cash flow

Year ended 31 December		Six months ended 30 June
2002		2003	2002
US$m		US$m	US$m

1,553	Net cash inflow from operating activities	306	277
20	Dividends received from joint ventures	16	7
(308)	Returns on investments and servicing of finance	(137)	(156)
(201)	Taxation (including US$14m (2002 interim: US$23m) exceptional net inflow)	(142)	(104)
(72)	Capital expenditure and financial investment	(126)	30
(294)	Acquisitions and disposals	(5)	(127)
(410)	Equity dividends paid to shareholders of the parent companies	(335)	(273)

288	Cash (outflow)/inflow before changes in short term investments and financing	(423)	(346)
(83)	Decrease/(increase) in short term investments	459	(36)
(97)	Financing	(96)	388

108	(Decrease)/increase in cash	(60)	6

1,515	Adjusted operating cash flow	285	230
89%	Adjusted operating cash flow conversion	36%	32%

Balance sheet

As at 31 December		As at 30 June
2002		2003	2002
US$m		US$m	US$m

9,302	Goodwill and intangible assets	9,143	9,501
999	Tangible fixed assets and investments	1,042	1,005

10,301	Fixed assets	10,185	10,506

800	Inventories and pre-publication costs	910	854
1,476	Debtors – amounts falling due within one year	1,693	1,603
514	Debtors – amounts falling due after more than one year	516	655
912	Cash and short term investments	424	724

3,702	Current assets	3,543	3,836
(5,806)	Creditors: amounts falling due within one year	(5,271)	(6,123)

(2,104)	Net current liabilities	(1,728)	(2,287)

8,197	Total assets less current liabilities	8,457	8,219
(3,633)	Creditors: amounts falling due after more than one year	(3,812)	(3,519)
(299)	Provisions for liabilities and charges	(312)	(317)
(11)	Minority interests	(17)	(9)

4,254	Combined shareholders’ funds	4,316	4,374

Summary of the principal differences to US GAAP

The combined financial information has been prepared in accordance with accounting principles which differ in certain significant respects to US GAAP.

The principal differences that affect net income and combined shareholders’ funds relate to the capitalisation and amortisation of goodwill and intangible assets, pensions, derivative instruments and related deferred tax effects. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences to US GAAP is set out in the Reed Elsevier Annual Reports & Financial Statements 2002.

The effects on net income and combined shareholders’ funds of material differences to US GAAP are set out below:

Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

181	288	Net income as reported	97	97	142	156
		US GAAP adjustments:
223	355	Goodwill and intangible assets	78	138	114	222
(50)	(80)	Deferred taxation	(21)	(31)	(31)	(50)
56	89	Pensions	38	28	56	45
–	–	Stock based compensation	3	(9)	4	(14)
(45)	(72)	Derivative instruments	–	34	–	55

365	580	Net income under US GAAP	195	257	285	414

As at 31 December			As at 30 June		As at 30 June
2002	2002		2003	2002	2003	2002
£m	€m		£m	£m	€m	€m

2,659	4,068	Combined shareholders’ funds as reported	2,616	2,859	3,767	4,403
		US GAAP adjustments:
1,302	1,992	Goodwill and intangible assets	1,370	1,242	1,973	1,913
(838)	(1,283)	Deferred taxation	(862)	(856)	(1,241)	(1,318)
151	231	Pensions	193	160	278	246
(117)	(179)	Derivative instruments	(114)	(42)	(164)	(65)
3	5	Available for sale investments	2	14	3	22
205	314	Equity dividends	82	82	118	126
(19)	(29)	Treasury stock	(38)	(17)	(55)	(26)
(2)	(3)	Other items	(2)	(2)	(3)	(3)

3,344	5,116	Combined shareholders’ funds under US GAAP	3,247	3,440	4,676	5,298

INDEPENDENT REVIEW REPORT

Independent review report to Reed Elsevier PLC and Reed Elsevier NV

Introduction

On the instruction of the boards of Reed Elsevier PLC and Reed Elsevier NV, we have reviewed the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) for the six months ended 30 June 2003 which comprises the combined profit and loss account, combined cash flow statement, combined statement of total recognised gains and losses, combined shareholders’ funds reconciliation, summary combined balance sheet and the related notes 1 to 6. We have also reviewed the summary financial information of Reed Elsevier PLC for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated cash flow statement, reconciliation of consolidated shareholders’ funds, consolidated balance sheet and the related notes, and the summary financial information of Reed Elsevier NV for the six months ended 30 June 2003 which comprises the profit and loss account, cash flow statement, reconciliation of shareholders’ funds, balance sheet and the related notes. We have read the other information contained in the Reed Elsevier Interim Statement and considered whether it contains any apparent misstatement or material inconsistencies with the financial information.

Our review work has been undertaken in accordance with Bulletin 1999/4 issued by the UK Auditing Practices Board so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report or for the conclusions we have formed.

Directors’ responsibilities

The Reed Elsevier Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Statement, which has been prepared in accordance with the Listing Rules of the UK Financial Services Authority and applicable Generally Accepted Accounting Principles in the United Kingdom which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the UK Auditing Practices Board. A review consists principally of making enquiries of the management of the Reed Elsevier combined businesses and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards generally accepted in the UK and the Netherlands and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche LLP	Deloitte & Touche
Chartered Accountants	Accountants
London	Amsterdam
6 August 2003	6 August 2003

INVESTOR INFORMATION

Financial Calendar

2003

7 August	Announcement of Interim Results for the six months to 30 June 2003
7 August	Record date interim dividend – Reed Elsevier NV ordinary shares
8 August	Ex-dividend date interim dividend – Reed Elsevier NV ordinary shares and ADSs
12 August	Record date interim dividend – Reed Elsevier NV ADSs
13 August	Ex-dividend date interim dividend – Reed Elsevier PLC ordinary shares and ADSs
15 August	Record date interim dividend – Reed Elsevier PLC ordinary shares and ADSs
5 September	Interim dividends paid – Reed Elsevier PLC and Reed Elsevier NV ordinary shares
12 September	Interim dividends paid – Reed Elsevier PLC and Reed Elsevier NV ADSs
4 December	Announcement of Trading Update in relation to the 2003 financial year

2004

19 February	Announcement of Preliminary Results for the year to 31 December 2003
28 April	Annual General Meeting – Reed Elsevier PLC, London
29 April	Annual General Meeting – Reed Elsevier NV, Amsterdam
5 August	Announcement of Interim Results for the six months to 30 June 2004

Listings

London Stock Exchange	Euronext, Amsterdam	New York Stock Exchange
Reed Elsevier PLC (REL)	Reed Elsevier NV (REN)	Reed Elsevier PLC (RUK) – CUSIP No. 758205108
Ordinary shares	Ordinary shares	Each ADS represents four ordinary shares
Reed Elsevier NV (ENL) – CUSIP No. 758204101
Each ADS represents two ordinary shares

Contacts

Reed Elsevier PLC	Reed Elsevier NV	For further investor information and contacts visit:
25 Victoria Street	Sara Burgerhartstraat 25	www.reedelsevier.com
London SW1H 0EX	1055 KV Amsterdam
United Kingdom	The Netherlands
Tel: +44 (0) 20 7222 8420	Tel: +31 (0) 20 485 2434
Fax: +44 (0) 20 7227 5799	Fax: +31 (0) 20 618 0325

Stockbrokers		Reed Elsevier PLC Registrar
Cazenove & Co Ltd	ABN AMRO Bank NV	Computershare Investor Services PLC
20 Moorgate	Gustav Mahlerlann 10	PO Box 82
London EC2R 6DA	1082 PP Amsterdam	The Pavilions
United Kingdom	The Netherlands	Bridgwater Road
Bristol BS99 7NH
Auditors		United Kingdom
Deloitte & Touche LLP	Deloitte & Touche	Tel: +44 (0) 8707 020000
180 Strand	Orlyplein 50	www.computershare.co.uk
London WC2R 1BL	1043 DP Amsterdam
United Kingdom	The Netherlands	Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
Citibank NA
Citibank Depositary Receipts Services
PO Box 2502
Jersey City
NJ 07303-2502
USA
Tel: +1 877 248 4237
www.citibank.com/adr

This statement is being mailed to shareholders of Reed Elsevier PLC on 7 August 2003 and will be available to the shareholders of Reed Elsevier NV upon request. Copies are available to the public from the registered offices of the respective companies shown above. A copy of this statement in Dutch will be made available on the Reed Elsevier website.  Reed Elsevier PLC has given e-mail notification to those shareholders who have requested it of the availability of the Interim Statement on the Reed Elsevier website. The Reed Elsevier website contains a link to enable shareholders to register for electronic communication.